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                                                                   EXHIBIT 20.1

CISCO SYSTEMS TO ACQUIRE INTEGRATED NETWORK CORPORATION'S DSL ASSETS

SAN JOSE, Calif. -- July 28, 1997 -- Cisco Systems, Inc. today announced it has signed a definitive agreement to purchase the Dagaz xDSL business of Integrated Network Corporation (INC) for approximately $108 million in cash and the assumption of the xDSL business' option plan with approximately 230,000 shares of Cisco stock (worth approximately $16.5 million based upon Cisco's July 25 closing price of $79.6875). INC, based in Bridgewater, New Jersey, is a broadband networking company providing a suite of products for high speed information transmission over existing copper phone lines.

Under terms of the purchase, Cisco will acquire INC's Dagaz xDSL products and intellectual property, personnel, and other xDSL-related assets. In connection with the transaction, Cisco expects a one-time charge against after-tax earnings of between $.08 and $.11 cents per share in the first fiscal quarter of 1998. Cisco expects the transaction to have a neutral EPS impact in the first year and to be accretive thereafter. The purchase has received board approvals from each company and is expected to be completed in August subject to various closing conditions including approval under the Hart Scott Rodino Antitrust Improvements Act.

CISCO TO OFFER SERVICE PROVIDERS ADVANCED DIGITAL SUBSCRIBER LINE TECHNOLOGY

Customer demand for high speed information transmission using the Internet, graphics-heavy web sites, networked commerce, teleworking and integrated voice, video and data services is escalating. Using the existing telephone system, xDSL is poised to solve the problem of high-speed access to many of these networked applications while offloading the public switched telephone network. Service providers believe xDSL will offer an affordable mechanism to satisfy bandwidth hunger and supply new high-speed networking services without large capital outlays.

"We believe Cisco's leadership end-to-end solution, with additional NEBS compliant xDSL, offers great potential," said Joe Zell, president of US WEST Interprise. "Subscriber link technology, underscored by today's news, will help U.S West fuel the market acceptance of new xDSL services resulting in market acceleration."

"From xDSL to dial services and all points in-between, GTE is a firm believer in Cisco Powered Networks," said Lewis Wilks, president of GTE Communications. "Cisco's commitment to a carrier and premise xDSL platform will help us deploy both business and residential services quickly. The purchase of the Dagaz business, combined with Cisco's xDSL internal development, will give users a new carrier compliant fast lane on their networks."

This acquisition brings both a leading density DSL central office concentrator
(Jera) and subscriber side unit (Thurisa) to Cisco's product portfolio. At the central office site, Dagaz's



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Jera is a carrier class xDSL Access Multiplexer (DSLAM) capable of speeding traffic onto an ATM-based network to reduce network congestion. Jera takes this one step further with high density voice splitting technology and plans to condense numerous network traffic feeds into a single line. This DSLAM also offers upgradeable line cards offering investment protection during the current period of evolving modem standards.

Cisco also has several options today for delivering xDSL in subscriber sites. Dagaz recently announced immediate availability of the Thurisa xDSL public premises device. The Cisco 700 series also offers xDSL to connect end-users with networked applications at near-LAN speeds over the world's more than 700 million telephone lines.

The approximately 30 employees of Dagaz will continue to work in New Jersey, and will eventually relocate to Cisco's Chelmsford, MA facility. All employees, including Dagaz's President and COO Dr. Dev Gupta, will become part of the Network to User Business Unit headed by Vice President and General Manager Kevin Kennedy within Cisco's Service Provider line of business.

ABOUT INC

INC (http://www.integnet.com) was founded in 1985 by senior Bell System executives and takes a network-wide approach to providing enhanced voice, data and video service capabilities. INC will use Dagaz sales proceeds for operating costs and other necessary funds for the remaining two divisions, the Network Access Division that supplies central office products and the Odin group that supplies video and full service networking products including the Odin 3000. INC's Dagaz xDSL business (http://www.dagaztech.com) is dedicated to delivering broadband multimedia using a suite of products that span the Last Mile Network
- -- the network segment that extends the enterprise to small business, remote offices and residential markets. Dagaz products enhance existing networks, offering scaleable, cost-effective, media-independent solutions for passage of broadband multimedia applications such as voice, video and data to end-users.

ABOUT CISCO SYSTEMS

Cisco Systems, Inc. (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. News and information are available at http://www.cisco.com.

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Cisco IOS is a trademark, and Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners.

This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Cisco with the SEC, specifically the most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results

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to differ from those contained in the forward-looking statements, including potential fluctuations in quarterly results, dependence on new product development, rapid technological and market change, acquisition strategy, manufacturing risks, risks associated with the Internet infrastructure, volatility of stock price, financial risk management and future growth subject to risks.